

BADAN KOORDINASI PENANAMAN MODAL

IZIN PRINSIP PERUBAHAN PENANAMAN MODAL

Nomor : 222/1/IP/III/PMA/2010
Nomor Perusahaan : 19467
NPWP : 02.593.959.6-052.000/02.593.959.6-047.000

Sehubungan dengan permohonan yang Saudara sampaikan tanggal 6 Juli 2010 dan memperhatikan Surat Persetujuan Penanaman Modal Asing Nomor 791/I/PMA/2006 tanggal 14 Juli 2006 jo. perubahan Nomor 455/III/PMA/2009 tanggal 16 April 2009, dengan ini diberitahukan bahwa Pemerintah Republik Indonesia memberikan IZIN PRINSIP PERUBAHAN yang merupakan persetujuan atas perubahan rencana proyek penanaman modal perusahaan Saudara, sebagai berikut :

I. DATA PROYEK+) :

+) merupakan data setelah perubahan

1. Nama Perusahaan : PT. OPTIMIS TEGUH INDONESIA
2. Alamat : Taman Resor Mediterania, Jl. Pantai Indah Utara II Blok K Kav. 8H, RT.006/RW.006, Kapuk Muara, Penjaringan, Jakarta Utara
3. Lokasi Proyek : Kota Dumai, Provinsi Riau*)
4. Bidang Usaha : Industri kimia dasar organik yang bersumber dari hasil pertanian dan perdagangan besar

Produksi

Jenis Barang/Jasa	KBLI	Satuan	Kapasitas	Ekspor(%)	Keterangan
Industri					
- Biodiesel	20115	Ton	200.000 (dua ratus ribu)	100,00	a)
- Gliserin (glycerine)	20115	Ton	20.000 (dua puluh ribu)	100,00	
Perdagangan					
- Ekspor barang dagangan a.l. Crude Palm Oil (CPO) dan hasil olahannya	46315	US$	110.000.000,00 (seratus sepuluh juta)	0,00	b)

Catatan :

*) Dalam pelaksanaannya, lokasi proyek harus mengikuti ketentuan yang berlaku antara lain memperhatikan ketentuan yang tercantum dalam Peraturan Pemerintah Nomor 24 Tahun 2009 tentang Kawasan Industri dan/atau perubahannya beserta peraturan pelaksanaannya.

a) Bahan baku berupa Crude Palm Oil (CPO) dan dalam pelaksanaannya harus mengikuti ketentuan yang berlaku.

BKPM Otomasi 09/07/2010

b) Tidak diperkenankan melakukan kegiatan perdagangan eceran (retailer)
dan dalam pelaksanaannya harus mengikuti ketentuan yang berlaku.

Perkiraan nilai ekspor per tahun : US$. 110,300,000.00

5. Penyertaan Dalam Modal   : a. Asing (100.00%)
   Perseroan++)   - Optimis Teguh Sdn. Bhd.
                                          (Malaysia,95.00%)
                                          US$. 14,250,000.00
                                        - Low Soon Heng
                                          (Malaysia,5.00%)
                                          US$. 750,000.00
                                      b. Indonesia (0%)

++) - Prosentase atas nilai nominal modal saham menjadi
    - Proyek ini seluruhnya dibiayai dari modal sendiri US$. 15.000.000,00 dan
      modal pinjaman US$. 35.000.000,00

6. Nilai Investasi
   Industri
   a. Modal Tetap

Pembelian dan Pematangan Tanah	: US$.	10,000,000.00
Bangunan / Gedung	: US$.	4,000,000.00
Mesin/Peralatan dan Suku Cadang	: US$.	10,000,000.00
Lain-Lain	: US$.	4,000,000.00
- Sub Jumlah	: US$.	28,000,000.00
b. Modal Kerja *(untuk 1 turn over)*	: US$.	20,000,000.00
c. Jumlah	: US$.	48,000,000.00

   Perdagangan
   a. Modal Tetap

Pembelian dan Pematangan Tanah	: US$.	0.00
Bangunan / Gedung	: US$.	0.00
Mesin/Peralatan dan Suku Cadang	: US$.	0.00
Lain-Lain	: US$.	1,000,000.00
- Sub Jumlah	: US$.	1,000,000.00
b. Modal Kerja *(untuk 1 turn over)*	: US$.	1,000,000.00
c. Jumlah	: US$.	2,000,000.00
Jumlah seluruhnya	: **US$.**	**50,000,000.00**

7. Penggunaan Tenaga Kerja Indonesia :

Industri	:	60 Orang
Perdagangan	:	10 Orang
Jumlah :		70 Orang

Catatan :

Industri		Perdagangan	
- Laki-laki	: 52 orang	- Laki-laki	: 7 orang
- Perempuan	: 8 orang	- Perempuan	: 3 orang

8. Rencana Waktu Penyelesaian Proyek :

Rencana waktu penyelesaian proyek diperpanjang menjadi selambat-lambatnya sampai dengan tanggal 30 Agustus 2012 (tiga puluh Agustus dua ribu dua belas).

II. FASILITAS PENANAMAN MODAL :

Khusus untuk industrinya diberikan fasilitas Pembebasan Bea Masuk atas pengimporan mesin dan barang modal sesuai dengan Peraturan Menteri Keuangan Nomor 176/PMK.011/2009.

III. LAIN-LAIN :

1. Permohonan untuk mendapatkan Fasilitas Penanaman Modal sebagaimana dimaksud dalam butir II disampaikan kepada PTSP BKPM.
2. Perusahaan yang siap beroperasi/berproduksi komersial wajib mengajukan permohonan Izin Usaha kepada PTSP BKPM.
3. Perusahaan wajib menyampaikan Laporan Kegiatan Penanaman Modal (LKPM) dan melaksanakan ketentuan lingkungan hidup dan ketentuan-ketentuan lainnya.
4. Dalam hal terjadi perselisihan antara perusahaan dengan Pemerintah Republik Indonesia yang tidak dapat diselesaikan secara musyawarah, Pemerintah Indonesia bersedia mengikuti penyelesaian menurut ketentuan konvensi tentang penyelesaian perselisihan antara Negara dan Warga Negara Asing mengenai penanaman modal sesuai dengan Undang-undang Nomor 5 Tahun 1968.
5. Izin Prinsip Perubahan ini merupakan bagian yang tidak terpisahkan dari Surat Persetujuan Penanaman Modal Asing Nomor 791/I/PMA/2006 tanggal 14 Juli 2006 berikut perubahannya.
6. Hal-hal lain yang tidak dinyatakan dalam Izin Prinsip Perubahan ini dan sepanjang tidak bertentangan dengan atau masih dalam ketentuan, hak dan kewajiban sebagaimana telah ditetapkan sebelumnya oleh Pemerintah, tetap berlaku sebagaimana adanya.

14 JUL 2010

a.n KEPALA BADAN KOORDINASI PENANAMAN MODAL
Deputi Bidang Pelayanan Penanaman Modal



Otman Rasyid

Tembusan disampaikan kepada Yth. :

1. Menteri Dalam Negeri;
2. Menteri Keuangan;
3. Menteri Hukum dan Hak Asasi Manusia u.p. Direktur Jenderal Administrasi Hukum Umum;

4. Menteri Perindustrian;
5. Menteri Perdagangan;
6. Menteri Negara Lingkungan Hidup;
7. Gubernur Bank Indonesia;
8. Duta Besar Republik Indonesia untuk Kerajaan Malaysia di Kuala Lumpur;
9. Kepala Badan Pertanahan Nasional;
10. Direktur Jenderal Pajak;
11. Direktur Jenderal Bea dan Cukai;
12. Direktur Jenderal Industri Agro dan Kimia;
13. Direktur Jenderal Perdagangan Dalam Negeri;
14. Direktur Jenderal Perdagangan Luar Negeri;
15. Gubernur Riau;
16. Walikota Dumai;
17. Kepala BPI Provinsi Riau.

BKPM   Otomasi 09/07/2010